Nexa Reports First Quarter 2023 Exploration Results

Luxembourg, April 24, 2023 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the first quarter of 2023. This document contains forward-looking statements.

Summary

Nexa’s updated Mineral Exploration program for 2023 comprises a total of 97,290 meters of exploration drilling, of which 36,340 meters are planned for Brazil, 53,950 meters for Peru and the remaining 7,000 meters for Namibia. The increase in the size of the program from the previously informed, 78,185 meters total planned drilling for 2023, is mainly due to an additional directional drilling exploration infill campaign taking place at the Babaçu deposit, within the Aripuanã mine area with an aim of expanding Mineral Resource and Mineral Reserve, and the inclusion of the drilling figures from early-stage exploration projects that are being reported for the first time. A total of 19,434 meters of exploration drilling were executed in the first quarter of 2023 through 20 operating drill rigs. From this total, 12,450 meters are from exploratory drilling (12 rigs), 5,391 meters from exploration infill drilling (6 rigs) and an additional 1,592 meters from early-stage exploration projects drilled in Peru. As in year’s past, drilling activity is lower during the first quarter due to the rainfall season in Brazil and Peru and corresponding delays in drilling contractors’ mobilization. We expect a ramp-up in drilling activities starting in 2Q23 onwards.

In Peru, 10,233 meters were drilled in 1Q23 with ten rigs. At the Pasco Complex, exploration activities continued to focus on the extensions of known satellite bodies like Porvenir Sur and Integración at El Porvenir highlighted by high-grade new intersections. At Cerro Lindo, drilling focused on the Pucasalla target, and at the mine site, on underground ore body expansion at Orebody 8, located southeast of the Cerro Lindo mine.

In Brazil, 9,201 meters of exploratory and exploration infill drilling were carried out with ten rigs in 1Q23. At Aripuanã, exploratory drilling has been focused on the northwest extension of Babaçu where new drilling continues to confirm high-grade Zn, Pb, Cu, Ag, Au mineralization, and exploration infill drilling at the Ambrex orebody for resource classification upgrade and to investigate the Ambrex/Babaçu transition zone at depth. At Vazante brownfield exploratory drilling in the “Extremo Norte” area continued confirming mineralization with continuity at depth, which provides good indication of the potential that still exists around Vazante.

In Namibia, no drilling was carried in 1Q23. Exploratory drilling will resume in 2Q23 focusing on exploratory targets at the Otavi and Namibia North projects to investigate potential areas with copper soil anomalies in favorable geology.

Commenting on the report, Jones Belther, Senior Vice-President Mineral Exploration & Business Development, said “Our brownfield exploration programs have continued to progress in the right direction with the goal of extending our current life of mine. Orebody 8 at Cerro Lindo has continued to be extended to the southeast highlighted by hole PECLD06657 with 25.1 meters grading 4.83% Zn,1.19% Pb, and 0.20% Cu, while drilling at Pucasalla has confirmed the continuity of zinc and lead mineralization, such as hole PECLD06670 with 7.4 meters @ 2.46% Zn and 1.04% Pb. At the Pasco complex, the Porvenir South and Integration orebodies continue to be expanded with drilling results of 6.5 meters @ 8.35% Zn, 2.49% Pb, 0.42% Cu, and 490.98 g/t Ag at Porvenir Sur, and 3.0 meters @ 7.83% Zn, 4.86% Pb, and 0.60% Cu, at Integración at level 3300.

Exploration Report – 1Q23

At Vazante, drilling continued to confirm ore continuity at depth in Extremo Norte with high-grade intersections such as 4.9 meters with 18.28% Zn, 1.3 meters with 22.75% Zn, and 2.2 meters with 15.29% Zn. At Aripuanã, the Babaçu exploratory and exploration infill drilling revealed thick intersections with high-grade results like holes BRAPD000173, BRAPD000177 and BRAPD000115, respectively with 10.7 meters @ 18.84% Zn, 11.50% Pb, 216.23g/t Ag, 12.3 meters @ 17.63% Zn, 6.66% Pb, 0.61% Cu and 223.88g/t Ag, and 5.0 meters @ 9.25% Zn, 1.19% Pb, 2.40% Cu, 114.48 g/t Ag and 0.65g/t Au.

For 2Q23, we expect to complete 24,150 meters within exploratory and exploration infill drilling including 13,100 meters in Peru, 9,450 meters in Brazil and 1,600 meters in Namibia seeking new orebodies”.

The above-mentioned results give Nexa an important indication of not only the potential to extend the life of its current mines, but they are also in line with our track record of replenishing what has been mined by seeking to add additional Mineral Resources and Mineral Reserves.

Cerro Lindo

In 1Q23, the exploration program continued to focus on extensions of known orebodies to the southeast of Cerro Lindo, and at the Pucasalla target, located 4.5 km to the northwest of the mine. There are currently five operating drill rigs.

During the period, a total of 6,269 meters of exploration drilling and 10,883 meters of mining infill drilling were executed. Exploration drilling included 1,669 meters in Orebody 8, 2,971 meters at the Pucasalla target, 1,520 meters at the Pucasalla Sur target, and 108 meters at the Pucasalla Este target. Drilling activities were behind schedule due to the heavy rainfall at the mine site in March.

During 1Q23 the focus at Cerro Lindo was drilling the Pucasalla target and its extensions (Pucasalla, Pucasalla Sur, and Pucasalla Este) to extend the mineralized zone, as well as drilling in Orebody 8 which aims to extend the mineralization towards Orebody 9. The drilling results confirmed the continuity of Orebody 8 in the southeast projection, with intervals of sphalerite and other metallic minerals, with reported grades such as hole PECLD06657 with 25.1 meters @ 4.83% Zn, 1.19% Pb, 0.20% Cu and 24.22g/t Ag and hole PECLD06743 with 11.8 meters @ 1.54% Zn, 0.42% Cu and 7.48g/t Ag. Drilling north of Pucasalla intercepted mineralized zones of 6.4 meters with 1.94% Zn and 0.08% Cu and 7.4 meters @ 2.46% Zn, 1.04% Pb, and 11.45g/t Ag in hole PECLD06670.

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to “no significant intercept”. PAR refers to “pending assay results”.

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Exploration Report – 1Q23

388000
390000
392000
394000
8558000
8556000
8554000
N
PUCASALLA ESTE
PUCASALLA
A
B
PECLD06670
PUCASALLA SUR
0
1 km
PECLD06657
CERRO LINDO
D
OB9
OB8
C
2023 drilling program
Surface drilling
Underground drilling
Mineralization

3

Exploration Report – 1Q23

For 2Q23, 8,700 meters are scheduled to be drilled on the Cerro Lindo brownfield, divided between Pucasalla and the Orebody8 and Orebody9 extensions. At Pucasalla, three surface rigs are scheduled to drill 6,900 meters within the mineralized areas of Pucasalla, Pucasalla Sur and Pucasalla Este. In the underground mine, two rigs are expected to drill a total of 1,800 meters, including 600 meters at the Orebody8 and 1,200 meters at the Orebody9 southeast extension, with the objective of extending the mineralization of Orebody8 towards Orebody9.

El Porvenir

The exploration drilling work was focused on extending the existing satellites’ mineralized bodies along strike and at depth and conducting exploration drilling on the Integración mineralized zone.

In 1Q23, a total of 2,372 meters of exploratory underground drilling and 11,818 meters of mining infill drilling were executed. A total of 1,712 meters were drilled at the Integración orebody with two rigs while 660 meters were drilled at the Porvenir Sur orebody using one rig. The drilling at Porvenir Sur was less than scheduled in order to prioritize drilling at the Integración target.

The focus at El Porvenir during 1Q23 was to drill the Integración and Porvenir Sul targets, aiming to extend the mineralized zones, respectively in the lower-intermediate and upper levels of the mineralized unit. Assay results from hole PEEPD02459 at the Porvenir Sur target confirmed the continuity of mineralization in the upper levels of the unit with a mineralized interval of 6.5 meters @ 8.35% Zn, 2.49% Pb, 0.42% Cu, and 490.98 g/t Ag, presenting sections with massive sphalerite. Assay results from the Integración target, at level 3300, confirmed the continuity of mineralization at deeper levels and its extension to the north, such as 3.0 meters @ 7.83% Zn, 4.86% Pb, 0.60% Cu, and 55.79g/t Ag, in hole PEEPD02460. In this same target, at level 4050, thinner structures with high metallic content were intercepted, with pending assay results.

4

Exploration Report – 1Q23

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

366000
367000
368000
369000
8831000
8830000
8829000
8828000
8827000
8826000
N
V27
OB13
OB23
CNE
Anita
San Gerardo open pit
OB10
OB17
Prvs
A'
A
Integración
Atacocha
El Porvenir
CN3
V1204
Boc +80
Exito
Pique Picasso
Progreso
VAM
P2SW
Porvenir Sur
Sara
Skarn mineralization
Claim limit
2023 underground drilling
1Km

5

Exploration Report – 1Q23

For 2Q23, 3,000 meters of drilling are scheduled, all focused on the Integración target, to test the continuity of mineralization at levels 4070, 3790, and 3300, aiming to confirm a vertical panel extension with more than 1,000 meters.

Atacocha

No mining infill drilling was executed during 1Q23 in the San Gerardo open pit. For 2Q23, we plan to complete 6,000 meters of mining extension drilling at the Chercher orebody with one rig.

Hilarión

No drilling activities occurred in 1Q23. As previously disclosed, exploration activities at Hilarión were restricted to geological revision and geological mapping in the project area. For 2Q23, we plan to drill 900 meters to test the El Padrino target located four kilometers northwest of Hilarión with one rig looking for new orebodies for resource expansion.

Vazante

The brownfield exploration at Vazante is targeting the expansion of existing mineralized zones and the exploration of new areas to define new mineralized zones near the mine. In 1Q23, 7,152 meters of mining infill drilling (two rigs), and 3,086 meters of exploratory drilling (two rigs) at the Extremo Norte area were completed.

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Exploration Report – 1Q23

In 1Q23 we received pending assay results from holes BRBVZEND000053, BRBVZEND000054, and BRBVZEND000056 drilled in 4Q22 in the Extremo Norte and holes BRBVZEND000055 and BRBVZEND000057 drilled in the Varginha Norte target. The results confirmed the extent of the mineralized zones in both areas, such as hole BRBVZEND000057 which confirmed the continuity of mineralization of the Varginha Norte to the northeast with 1.0 meter @ 23% Zn, and holes BRBVZEND000053 with 4.9 meters @ 18.28%; BRBVZEND000056 with 1.3 meters @ 22.75% Zn; 1.2 meters @ 10.05% Zn, plus 1.0 meters @ 25.50%, at Extremo Norte. In 1Q23, the drilling program continued focusing on the Extremo Norte area, where hole BRBVZEND000058 intercepted 2.2 meters @ 15.29% Zn. The other holes drilled during this period are pending assay results.

Note: Intervals with assays not reported here have no consistent samples > 2.5% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to” no significant intercept”. PAR refers to “pending assay results”.

280000
320000
8040000
8000000
7960000
N
Vazante Norte
Vazante mine
Carrapato
Vazante
Mata Preta
Vazante Sul
Sungen
0
10 km
Vazante mine
Other targets
306000
308000
8018000
8016000
A
A'
B
B'
C
C'
D'
BRBVZEND000055
BRBVZEND000057
Varginha Norte
Extremo Norte
BRBVZEND000054
BRBVZEND000061
BRBVZEND000063
BRBVZEND000053
BRBVZEND000059
BRBVZEND000056
BRBVZEND000058/60
BRBVZEND000062
0
1 km
2022 drilling
Completed
2023 drilling
Planned holes
In progress
Completed
Mineralized zone

7

Exploration Report – 1Q23

BRBVZEND000055 (4Q22)
BRBVZEND000057 (4Q22)
A
A’
600m
600m
400m
400m
200m
Varginha Norte System
Vazante Fault
Varginha Norte
1.0m @ 23.00% Zn + 0.36% Pb + 16.10g/t Ag
Willemite breccia
Hydrothermal breccia
Stromatolytic dolomite
Phyllite
Pink dolomite
Phyllite/ marl
Grey dolomite
Black phyllite
250m

8

Exploration Report – 1Q23

D
BRBVZEND000058 (1Q23)
D'
600m
600m
300m
300m
Extremo Norte
Vazante Fault
2.2m @ 15.29% Zn + 0.21% Pb + 8,51 g/t Ag
300m
Willemite Breccia
Hydrothermal Breccia
Stromatolytic Dolomite
Phyllite
Pink Dolomite
Phyllite /Marl
Grey Dolomite

In 2Q23, the drilling program will continue to focus on the extensions of mineralized bodies in the Extremo Norte area with 3,600 meters of drilling planned with two rigs.

Morro Agudo

In 1Q23, 1,649 meters of mining infill drilling were executed in the underground mine. No exploratory drilling was carried out in the Morro Agudo/Bonsucesso areas.

Aripuanã

For 2023, the focus of exploration at Aripuanã is expected to be divided into two main areas. The first is exploration infill drilling at the Babaçu deposit, which aims to expand and reclassify Mineral Resources. The second is exploratory drilling aiming to expand mineralization in the northwest extension of Babaçu and between Babaçu and Ambrex.

In 1Q23, 724 meters of exploratory drilling were executed with two rigs on the northwest extension of the Babaçu deposit. An additional 5,391 meters of exploration infill drilling were executed at Babaçu with six rigs. At the mine, 7,794 meters of mining infill drilling were executed with five rigs.

In the first quarter of 2023, multiple mineralized zones were intercepted, with good grades and thicknesses as in holes BRAPD000173, BRAPD000177, and BRAPD000115, respectively with 10.7 meters @ 18.84% Zn, 11.50% Pb, 216.23g/t Ag, and 12.3 meters @ 17.63% Zn, 6.66% Pb, 0.61% Cu and 223.88g/t Ag, and 5.0 meters @ 9.25% Zn, 1.19% Pb, 2.40% Cu, 114.48 g/t Ag and 0.65g/t Au.

9

Exploration Report – 1Q23

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or assay results are pending. True widths of the mineralized intervals are unknown at this time.

10

Exploration Report – 1Q23

11

Exploration Report – 1Q23

A
B
BRAPD000176
BRAPD000173
200m
0m
-200m
-400m
-600m
200m
0m
-200m
-400m
7.9m @ 15.98% Zn + 3.83% Pb + 105.72 g/t Ag
And
10.7m @ 18.84% Zn + 11.50% Pb + 216.23 g/t Ag
Ambrex
Babaçu
NW Extension
9.8m @ 3.81% Zn + 0.58% Pb
7.7m @ 6.70% Zn + 0.81% Pb + 37.04 g/t Ag
18.0m @ 8.65% Zn + 4.69% Pb + 88.26 g/t Ag
10.6m @ 17.44% Zn + 5.84% Pb
+ 93.67 g/t Ag
35.0m @ 10.67% Zn + 4.36% Pb
+ 98.54 g/t Ag
200m
Volcano-sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

C
D
BRAPD000177
200m
0m
-200m
-400m
-600m
12.3m @ 17.63% Zn + 6.66% Pb + 0.61% Cu + 223.88 g/t Ag
6.2m @ 10.28% Zn + 3.99% Pb + 206.25 g/t Ag
12.5m @ 17.04% Zn + 1.69% Pb + 62.47 g/t Ag
8.6m @ 4.50% Zn + 0.33% Pb + 2.32% Cu + 54.06 g/t Ag + 0.75 g/t Au
4.3m @ 0.70% Zn + 2.10% Pb + 2.80% Cu + 175.70 g/t Ag
4.5m @ 11.14% Zn + 4.02% Pb + 99.83 g/t Ag
4.1m @ 2.44% Zn + 0.53% Pb + 0.99% Cu + 44.37 g/t Ag
4.9m @ 6.99% Zn + 2.46% Pb + 50.68 g/t Ag
Babaçu SE Extension
200m
Volcano-sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

12

Exploration Report – 1Q23

E
F
BRAPD000115
200m
0m
-200m
-400m
-600m
5.0m @ 9.25% Zn + 1.19% Pb + 2.40% Cu + 114.48 g/t Ag + 0.65 g/t Au
6.0m @ 2.31% Zn + 0.36% Pb + 5.78% Cu + 298.82 g/t Ag + 1.12 g/t Au
4.5m @ 4.16% Zn + 0.90% Pb + 1.19% Cu + 97.12 g/t Ag
8.4m @ 3.58% Cu + 307.55 g/t Ag + 0.74 g/t Au
5.0m @ 9.25% Zn + 1.19% Pb 2.40% Cu + 114.48 g/t Ag + 0.65 g/t Au
4.0m @ 5.28% Zn + 1.39% Pb + 30.21 g/t Ag
5.1m @ 16.83% Zn + 6.20% Pb + 190.21 g/t Ag
5.9m @ 4.19% Zn + 1.07% Pb + 30.47 g/t Ag And 4.7m @ 3.96% Zn + 1.14% Pb
200m
Babaçu SE Extension
Volcano-sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

For 2Q23, the focus is expected to remain on exploration infill drilling for the conversion from Inferred Mineral Resources into Indicated Mineral Resources, at the Babaçu target, with a total forecast of 5,850 meters with four rigs. In 2Q23 we will start a directional drilling program, seeking to reduce direction deviations in deeper zones of the northwest extension of the Babaçu deposit. We will continue using conventional drilling for the shallow zones of the deposit.

Namibia

In Namibia, drilling is expected to be resumed in 2Q23 at the Namibia North project. For 2Q23, we plan to run a 54-kilometer ground geophysics survey along the target T-13 west extension at the Otavi project to confirm the continuity of the mineralization. For 2Q23, we also plan to drill 1,600 meters with two rigs to test the Deblin target in the Namibia North project looking for east and west mineralization extensions.

13

Exploration Report – 1Q23

Note 1 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil, Namibia, and Peruvian Greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir.

Technical Information

Jose Antonio Lopes, MAusIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and it is ramping up Aripuanã, its sixth mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Minas Gerais, Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2022 and one of the top five metallic zinc producers worldwide in 2022, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

14

Exploration Report – 1Q23

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Rodrigo Cammarosano – Head of Investor Relations

ir@nexaresources.com

+55 11 94120-6171

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